UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 27, 2021
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: May 27, 2021
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer a.i.
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 1Q21
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weightedassets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of March 31, 2021 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA) on October 31, 2019. The revised FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervision (BCBS) in August and December 2019.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q20, the Credit Suisse Annual Report 2020 and the Credit Suisse Financial Report 1Q21, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q20” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
COVID-19 and related regulatory measures
The Swiss government, the Swiss National Bank and FINMA have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “COVID-19 pandemic” (page 14) in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 1Q21 for further information.

Swiss capital requirements
FINMA requires the Group to fully comply with the special requirements for systemically important financial institutions operating internationally. The following tables show the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 49) and “Swiss metrics” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q21 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 1Q21	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	303,380	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	45,328	14.941
of which CET1: minimum	13,652	4.5
of which CET1: buffer	16,686	5.5
of which CET1: countercyclical buffers	63	0.021
of which additional tier 1: minimum	10,618	3.5
of which additional tier 1: buffer	2,427	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	53,406	17.6
of which CET1 capital [3]	36,959	12.2
of which additional tier 1 high-trigger capital instruments	11,778	3.9
of which additional tier 1 low-trigger capital instruments [4]	4,669	1.5
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [5]	43,383	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(7,782)	(2.565)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,272)	(0.419)
Total, net	34,330	11.316
Eligible additional total loss-absorbing capacity (gone-concern)
Total [6]	52,187	17.2
of which bail-in instruments [7]	49,644	16.4
of which tier 2 low-trigger capital instruments	2,543	0.8
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,882 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 62 basis points.

2 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
3 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 12.86%, or CHF 39,015 million, and a surcharge of 1.44%, or CHF 4,368 million.
6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 1Q21, total eligible gone-concern capital was CHF 52,456 million including CHF 269 million of such instruments.

7
Includes instruments eligible as gone-concern capacity, where the Group has used the proceeds of CHF 5,198 million to offset an exposure which Credit Suisse AG has from providing net senior funding to Group of CHF 6,990 million.

Swiss leverage requirements and metrics
end of 1Q21	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	967,798	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	50,272	5.19
of which CET1: minimum	14,517	1.5
of which CET1: buffer	19,356	2.0
of which additional tier 1: minimum	14,517	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	53,406	5.5
of which CET1 capital [3]	36,959	3.8
of which additional tier 1 high-trigger capital instruments	11,778	1.2
of which additional tier 1 low-trigger capital instruments [4]	4,669	0.5
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [5]	48,390	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(8,710)	(0.9)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,272)	(0.131)
Total, net	38,408	3.969
Eligible additional total loss-absorbing capacity (gone-concern)
Total [6]	52,187	5.4
of which bail-in instruments [7]	49,644	5.1
of which tier 2 low-trigger capital instruments	2,543	0.3
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,882 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 19 basis points.

2 Excludes tier 1 capital, which is used to fulfill gone-concern requirements.
3 Excludes CET1 capital, which is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 4.5%, or CHF 43,551 million, and a surcharge of 0.5%, or CHF 4,839 million.
6
Amounts are shown on a look-through basis. Certain tier 2 capital instruments are subject to phase out through 2022. As of 1Q21, total eligible gone-concern capital was CHF 52,456 million including CHF 269 million of such instruments.

7
Includes instruments eligible as gone-concern capacity, where the Group has used the proceeds of CHF 5,198 million to offset an exposure which Credit Suisse AG has from providing net senior funding to Group of CHF 6,990 million.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 49) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 1Q21 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA of CHF 303.4 billion as of the end of 1Q21 increased 10% compared to the end of 4Q20, mainly related to the foreign exchange impact and movements in risk levels, primarily reflecting business growth. In addition, FINMA imposed a temporary add-on of CHF 5.8 billion (USD 6.1 billion) to the Group’s credit risk RWA in relation to its exposure in the US-based hedge fund matter, which was included in movements in risk levels.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 52 to 53) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 1Q21 for further information on movements in risk-weighted assets in 1Q21.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets		Capital requirement	[1]
end of	1Q21	4Q20	1Q21
CHF million
Credit risk (excluding counterparty credit risk)	148,419	134,648	11,874
of which standardized approach (SA)	34,148	26,237	2,732
of which supervisory slotting approach	4,595	4,246	368
of which advanced internal ratings-based (A-IRB) approach	109,676	104,165	8,774
Counterparty credit risk	25,049	22,577	2,004
of which standardized approach for counterparty credit risk (SA-CCR)	5,119	4,283	410
of which internal model method (IMM)	18,553	16,589	1,484
of which other counterparty credit risk [2]	1,377	1,705	110
Credit valuation adjustments (CVA)	8,978	8,498	718
Equity positions in the banking book under the simple risk weight approach	4,416	4,427	353
Equity investments in funds - look-through approach	2,923	2,998	234
Equity investments in funds - mandate-based approach	34	71	3
Equity investments in funds - fall-back approach	578	506	46
Settlement risk	231	249	18
Securitization exposures in the banking book	14,345	12,962	1,148
of which securitization internal ratings-based approach (SEC-IRBA)	7,467	7,322	597
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,506	1,285	121
of which securitization standardized approach (SEC-SA)	5,372	4,355	430
Market risk	21,934	18,317	1,754
of which standardized approach (SA)	1,666	1,478	133
of which internal model approach (IMA)	20,268	16,839	1,621
Operational risk (AMA)	63,511	58,655	5,081
Amounts below the thresholds for deduction (subject to 250% risk weight)	12,962	11,668	1,037
Total	303,380	275,576	24,270
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 1Q21 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
1Q21
CHF million
Risk-weighted assets at beginning of period	108,411
Asset size	2,883
Asset quality	(502)
Model and parameter updates	(539)
Foreign exchange impact	4,018
Risk-weighted assets at end of period	114,271
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB increased CHF 5.9 billion to CHF 114.3 billion compared to the end of 4Q20, driven by the foreign exchange impact and movements in risk levels attributable to asset size, partially offset by decreases related to model and parameter updates and decreases in risk levels attributable to asset quality. The increases in risk levels attributable to asset size were mainly driven by corporate and retail lending, lombard lending and mortgages. The decreases related to model and parameter updates were mainly driven by the phase-out of a multiplier on certain corporate exposures and certain portfolio improvements, partially offset by the implementation of a more conservative new model for corporate clients.
Counterparty credit risk RWA movements
The following table presents the 1Q21 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
1Q21
CHF million
Risk-weighted assets at beginning of period	16,589
Asset size	730
Credit quality of counterparties	326
Model and parameter updates	(198)
Foreign exchange impact	1,106
Risk-weighted assets at end of period	18,553
CCR RWA under IMM increased CHF 2.0 billion to CHF 18.6 billion compared to the end of 4Q20, driven by the foreign exchange impact and movements in risk levels attributable to asset size and quality, partially offset by decreases related to model and parameter updates. The increases in risk levels were primarily driven by increased secured financing exposures. The decreases related to model and parameter updates were mainly driven by the phase-out of a multiplier on certain corporate exposures and certain portfolio improvements, partially offset by the implementation of a more conservative new model for corporate clients.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 1Q21 flow statement explaining variations in the market risk RWA determined under an internal model approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
1Q21	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	3,857	5,666	2,334	4,982		16,839
Regulatory adjustment	755	715	0	328		1,798
Risk-weighted assets at beginning of period (end of day)	4,612	6,381	2,334	5,310		18,637
Movement in risk levels	1,564	2,680	(365)	(132)		3,747
Model and parameter updates	145	(273)	(58)	0		(186)
Foreign exchange impact	302	420	147	371		1,240
Risk-weighted assets at end of period (end of day)	6,623	9,208	2,058	5,549		23,438
Regulatory adjustment	(1,084)	(2,498)	0	412		(3,170)
Risk-weighted assets at end of period	5,539	6,710	2,058	5,961		20,268
1 Risks not in VaR (RNIV).
Market risk RWA under an IMA increased 20% to CHF 20.3 billion compared to the end of 4Q20, primarily due to increases in regulatory VaR, stressed VaR and risks not in VaR (RNIV) reflecting an increase in average risk levels.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	1Q21	4Q20		3Q20		2Q20		1Q20
Capital (CHF million)
Swiss CET1 capital	36,959	35,351		37,076		37,339		36,305
Fully loaded CECL accounting model Swiss CET1 capital [1]	36,959	35,297		37,076		37,339		36,305
Swiss tier 1 capital	53,406	51,192		52,317		51,674		50,798
Fully loaded CECL accounting model Swiss tier 1 capital [1]	53,406	51,139		52,317		51,674		50,798
Swiss total eligible capital	54,682	52,426		53,618		54,890		54,036
Fully loaded CECL accounting model Swiss total eligible capital [1]	54,682	52,373		53,618		54,890		54,036
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	24,270	22,046		22,869		23,991		24,096
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	303,380	275,576		285,857		299,893		301,200
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	12.2	12.8		13.0		12.5		12.1
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	12.2	12.8		13.0		12.5		12.1
Swiss tier 1 capital ratio	17.6	18.6		18.3		17.2		16.9
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	17.6	18.6		18.3		17.2		16.9
Swiss total capital ratio	18.0	19.0		18.8		18.3		17.9
Fully loaded CECL accounting model Swiss total capital ratio [1]	18.0	19.0		18.8		18.3		17.9
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5		2.5		2.5		2.5
Extended countercyclical buffer	0.021	0.022		0.022		0.026		0.04
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0		1.0		1.0		1.0
Total BIS CET1 buffer requirement	3.521	3.522		3.522		3.526		3.54
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	7.7	8.3		8.5		8.0		7.6
Basel III leverage ratio (CHF million)
Leverage exposure	967,798	799,853	[5]	824,420	[5]	836,755	[5]	869,706	[5]
Basel III leverage ratio (%)	5.5	6.4		6.3		6.2		5.8
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	5.5	6.4		6.3		6.2		5.8
Liquidity coverage ratio (CHF million) [6]
Numerator: total high-quality liquid assets	211,307	203,536		210,526		202,998		161,668
Denominator: net cash outflows	103,088	107,376		110,882		103,743		88,783
Liquidity coverage ratio (%)	205	190		190		196		182
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.
5 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.
6 Calculated using a three-month average, which is calculated on a daily basis.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 54 to 55) and “Risk-weighted assets” (pages 52 to 53) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q21 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 46) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 1Q21 for further information on movements in liquidity coverage ratio.
> Refer to “Swiss requirements” (page 49) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 1Q21 for further information on additional CET1 buffer requirements.

The following table provides information about TLAC available and TLAC requirements applied at the resolution group level which is defined as the Credit Suisse Group AG consolidated level.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	1Q21	4Q20		3Q20		2Q20		1Q20
CHF million
TLAC	105,862	93,390		96,820		98,757		93,298
Fully loaded CECL accounting model TLAC [1]	105,862	93,336		96,820		98,757		93,298
Swiss risk-weighted assets	303,380	275,576		285,857		299,893		301,200
TLAC ratio (%)	34.9	33.9		33.9		32.9		31.0
Fully loaded CECL accounting model TLAC ratio [1]	34.9	33.9		33.9		32.9		31.0
Leverage exposure	967,798	799,853	[2]	824,420	[2]	836,755	[2]	869,706	[2]
TLAC leverage ratio (%)	10.9	11.7		11.7		11.8		10.7
Fully loaded CECL accounting model TLAC leverage ratio [1]	10.9	11.7		11.7		11.8		10.7
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No		No		No		No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No		No		No		No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above		N/A - refer to our response above		N/A - refer to our response above		N/A - refer to our response above
The new current expected credit loss (CECL) model under US GAAP became effective for Credit Suisse as of January 1, 2020.
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 54) and “Swiss metrics” (pages 54 to 55) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q21 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	1Q21
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	851,395
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(16,896)
Adjustments for derivatives financial instruments	76,027
Adjustments for SFTs (i.e. repos and similar secured lending)	(43,306)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	98,009
Other adjustments	2,569
Leverage exposure	967,798
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	1Q21	4Q20
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	643,820	511,058	[1]
Asset amounts deducted from Basel III tier 1 capital	(9,678)	(9,164)
Total on-balance sheet exposures	634,142	501,894
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	33,911	31,851
Add-on amounts for PFE associated with all derivatives transactions	76,701	65,545
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	24,630	26,815
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(22,937)	(24,352)
Exempted CCP leg of client-cleared trade exposures	(12,393)	(11,484)
Adjusted effective notional amount of all written credit derivatives	278,256	189,693
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(273,208)	(183,831)
Derivative Exposures	104,960	94,237
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	127,422	110,947
Netted amounts of cash payables and cash receivables of gross SFT assets	(9,923)	(7,932)
Counterparty credit risk exposure for SFT assets	13,188	11,763
Agent transaction exposures	0	0
Securities financing transaction exposures	130,687	114,778
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	297,698	276,387
Adjustments for conversion to credit equivalent amounts	(199,689)	(187,443)
Other off-balance sheet exposures	98,009	88,944
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	53,406	51,192
Leverage exposure (CHF million)
Leverage exposure	967,798	799,853
Leverage ratio (%)
Basel III leverage ratio	5.5	6.4
1 Reflects the temporary exclusion of central bank deposits in all currencies from the leverage exposure, after adjusting for the dividend paid in 2020, in accordance with FINMA Guidance.

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 45 to 46) and “Funding sources” (page 47) in II –Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 1Q21 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 1Q21	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		211,307
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	162,308		19,959
of which less stable deposits	162,308		19,959
Unsecured wholesale funding	239,353		88,888
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	49,507		12,377
of which non-operational deposits (all counterparties)	119,637		63,062
of which unsecured debt	13,401		13,401
Secured wholesale funding	–		44,274
Additional requirements	173,177		36,237
of which outflows related to derivative exposures and other collateral requirements	67,640		14,733
of which outflows related to loss of funding on debt products	785		785
of which credit and liquidity facilities	104,752		20,719
Other contractual funding obligations	50,393		50,393
Other contingent funding obligations	220,738		6,559
Total cash outflows	–		246,310
Cash inflows (CHF million)
Secured lending	194,901		59,608
Inflows from fully performing exposures	64,869		29,072
Other cash inflows	54,542		54,542
Total cash inflows	314,312		143,222
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		211,307
Net cash outflows	–		103,088
Liquidity coverage ratio (%)	–		205
Calculated based on an average of 65 data points in 1Q21.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
D
D-SIB	Domestic systemically important banks
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LRD	Leverage ratio denominator
N
NSFR	Net stable funding ratio
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I  – Information on the company in our Annual Report 2020 and in “Risk factor” in I –Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com